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Whitecap Mountains Resort

Ski Lodge

9106 West Country Road
Upson, WI 54565
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INVESTMENT OPPORTUNITY
Whitecap Mountains Resort is seeking investment to rebuild lodging accommodations for their customers.
Expanding LocationRenovating LocationGenerating Revenue
Early Investor Bonus: The investment multiple is increased to 1.8 for the next $100,000 invested.
Profile
Pitch
Data
Discussion
The Team
Dave Hataj
President

Dave is the second generation president and owner of Edgerton Gear, Inc., a Wisconsin based custom gear manufacturer, serving the food, paper, packaging, printing and power transmission industries, as well as many others. As a journeyman machinist by age 21, he then earned a Bachelor's Degree from the University of California-Irvine and then completed his Master's Degree from Regent College in Vancouver, B.C. focusing on Systems Theory in a Family Business context. In 2014, he earned a Doctorate of Transformational Leadership from Bakke Graduate University developing a curriculum called Craftsman with Character. The course introduces high school students to the trades and manufacturing as an excellent career path, while developing character and soft skills. Together with his wife, Tracy, they raised their 3 sons on a small farm in rural Wisconsin. Dave is also a shareholder and property owner at Whitecap.

Richard Rausch
Treasurer

Richard received his Sales and Marketing Degree from Willmar Community College in Willmar, Minnesota and has spent his career in Sales and Marketing mainly in the packaging and paper industries and retired in 2004. Richard served for 22 years in the U.S. Army achieving the rank of Sargent First Class. Richard was mobilized for the Iraq war in 1990 and retired from service in 1991. Richard is a shareholder in WMR.

Jim Lucas
Board of Directors

Jim has over twenty-five years of experience in the practice of Architecture. Jim has extensive background in all of the primary architectural services including design, construction document production, construction observation and contract administration. He has developed specific skills to focus more on services such as programming, space planning, code review & compliance, building and site design, project presentations, and preparation of documents and calculations for State approval and review. He resides in Wisconsin

Rapids where his office is, but travels regularly to the southeast part of the State for work. Jim has three kids, two are done with their education with the youngest still in high school. He is a hobby artist, enjoys playing with a welder and torch to create outdoor sculptures from found objects. Jim has been skiing at Whitecap Mountains with his parents and siblings since the late 1960's. He knows the area well and is sincerely interested in making sure that its beauty and family centered events continue for generations to come.

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Business Overview

Nestled between the Penokee Range and Weber Lake, Whitecap Mountains Resort offers a wide range of activities to provide your family or group with a memorable vacation experience. Our all-seasons resort and private homes cater to skiers, snowboarders, adventurers, and fun-seekers.

FOUNDED

1954

AVERAGE MONTHLY REVENUE

$166,000

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The Opportunity

Whitecap Mountains Resort offers year-round family recreation, lodging, and down-home hospitality in Northern Wisconsin. Spread over a vast 400 acres within the ancient Penokee Mountains, it's the perfect location for a corporate retreat, mountaintop wedding, extended family reunion, or relaxing getaway.

Penokee Skiing Group acquired Whitecap Mountains Recreation, inc in 2019, with the primary business goal and mission of expanding upon existing assets of the Whitecap Mountains Resort. The group made strategic capital investments into the resort with a mission to increase the quality of service and offerings; building the Whitecap Mountains brand into the premiere destination resort community environment for our customers and employees. Our short and long-term investment strategy is centered around continued improvements to the infrastructure of the ski operations, hotel, golf course, and overall operations of the entity. With additional capital, we will build out lodging for our customers since the original building was burnt down due to a fire.

Location

What makes Whitecap's terrain so unique is that it spreads across three peaks. Most of the skiable terrain cannot be seen from the base area and from the top, skiers have an amazing view of Lake Superior. Whitecap Mountains serve as an entrance into the area, with one chairlift and a half-dozen runs, but another 30 trails are on Thunderhead Mountain and Eagles Nest Mountain.

Thunderhead has two distinct sides. The north face is a great collection of expert to intermediate tree-lined trails with lots of twists, turns, and opportunities to link trails together into an endless variety. The south face contains huge expanses of beginner terrain, very wide trails with lots of length.

Eagles Nest Mountain is something for the memory bank, however. There are four true, rock-strewn, boulder-laden, buckle-your-chin-strap, double black diamond runs form the most terrifying quartet in all of the Midwest. Two of the runs, The Dragon and Southern Cross, are so narrow that jump turns are the only way to negotiate their descents. Eagles Nest is also the only peak in the Midwest where only the certifiable may ski; you have to be tested and certified as an expert by the ski patrol to earn access to the trails.

One other "memory" is distinctly Whitecap too. The Midwest's longest chairlift, one mile long and over 200 feet aloft at its highest point, connects Thunderhead and Eagles Nest. The chair forms a continuous loop running from the base of each mountain and over the top of the two peaks; load at the bottom of a peak, unload at the top of that peak, or ride from one peak to the other.

The base area is styled to resemble a Swiss village, which also unique to Whitecap. The day lodge is designed with lots of nooks and alcoves, and features an Old World bakery. The Davos Swiss Inn is built into the side of Whitecap Mountain about a quarter of the way up the hill; it's accessed via skis or by walking through a tunnel. And this year, the new Whitecap Mountain Lodge opens, with an indoor swimming pool, hydro spa, multi-level suites, and micro-kitchen units.

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Data Room

Intended Use of Funds

	Target Raise	Maximum Raise
Upgrade of facilities	$94,000	
Mainvest Compensation	$6,000	
Total	$100,000	

Summary of Terms

Legal Business Name	Penokee Skiing Group LLC
Investment Structure	Revenue Sharing Note
Early Investor Bonus	
Investment multiple for the first $100,000 invested	
1.8×	
Investment Multiple	1.6×
Business's Revenue Share	0.7%-1.8%
Minimum Investment Amount	$100
Target Raise	$100,000
Maximum Raise	$250,000
Investment Round Close Date	10/28/2020
Repayment Schedule	Quarterly
Securitization	None
Maturity Date	10/1/2026

Documents

2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts
Powder Article.html
Skiing at Whitecap Mountains near Hurley in northern Wisconsin.html
Whitecap Fire.html

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,079,750	$3,947,366	$5,474,996	$6,077,246	$6,745,743
Cost of Goods Sold	$400,000	$759,200	$1,053,010	$1,168,841	$1,297,413
Gross Profit	$1,679,750	$3,188,166	$4,421,986	$4,908,405	$5,448,330

EXPENSES

Utilities	$70,000	$132,860	$184,276	$204,546	$227,046
Equipment Lease	$25,000	$25,000	$25,000	$25,000	$25,000
Insurance	$95,000	$97,375	$99,809	$102,304	$104,861
Advertising	$20,000	$37,960	$52,650	$58,441	$64,869
Legal & Professional	$20,000	$20,500	$21,012	$21,537	$22,075
Office & Admin	$12,000	$22,776	$31,590	$35,064	$38,921
Repairs & Maintenance	$5,000	$9,490	$13,162	$14,609	$16,215
Payroll	$950,000	$1,803,100	$2,500,899	$2,775,998	$3,081,357
Manager Salary	$52,000	$53,300	$54,632	$55,997	$57,396
Operating Profit	$430,750	$985,805	$1,438,956	$1,614,909	$1,810,590

This information is provided by Whitecap Mountains Resort. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

After a fire destroyed our newly renovated base lodge on Jan 18, 2019 the plans for the rebuild of the resort took a drastic turn. We are currently in court with our insurance company as we have not received any money from them as of this date. We continue to move ahead everyday preparing for the upcoming seasons but our new Base Village (5 buildings) would greatly benefit the resort in both stay packages and daily visitors.

Risk Factors

Real Estate Risk

Penokee Skiing Group LLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Penokee Skiing Group LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Services

Penokee Skiing Group LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Penokee Skiing Group LLC's management or vote on and/or influence any managerial decisions regarding Penokee Skiing Group LLC. Furthermore, if the founders or other key personnel of Penokee Skiing Group LLC were to leave Penokee Skiing Group LLC or become unable to work, Penokee Skiing Group LLC (and your investment) could suffer substantially.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Penokee Skiing Group LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Penokee Skiing Group LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Penokee Skiing Group LLC's financial performance.

The Company Might Need More Capital

Penokee Skiing Group LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Penokee Skiing Group LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Penokee Skiing Group LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

This information is provided by Whitecap Mountains Resort. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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